AMERICAN INTERNATIONAL CONSOLIDATED INC.

            Prospectus Supplement To Prospectus Dated March 13, 1997


     American International Consolidated Inc. (the "Company") has filed its Quarterly Report on Form 10-Q for the quarter ended January 31, 1997 with the Securities and Exchange Commission. As reported in the Form 10-Q, the Company's loss from operations for the three months ended January 31, 1997 was $887,000 as compared with a profit from operations of $699,000 for the three months ended January 31, 1996. For the nine months ended January 31, 1997, the Company's loss from operations was $1.4 million (plus a previously reported, one time non-cash loss of $1.1 million for private placement costs) as compared with a profit from operations of $367,000 for the nine months ended January 31, 1996.

     The Company currently estimates that its operations for the three-month period from February 1997 through April 1997 resulted in a loss of approximately $130,000. Although the Company had anticipated profitable operations for the February-April 1997 period, it experienced unusual and unseasonably heavy rain and other inclement weather which hampered a number of its projects for more than 20 days. Without the work stoppages caused by these unusual weather conditions, the Company believes it would have been profitable for the February through April 1997 period.

     As of April 30, 1997, the Company's backlog was approximately $18.0 million. The Company believes that, barring unforeseen occurrences, it will be profitable during the three-month period from May through July 1997 as it proceeds to work on its backlog.

     This Prospectus Supplement should be read in conjunction with the Company's Prospectus dated March 13, 1997.







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             The date of this Prospectus Supplement is May 5, 1997


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